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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. *)

New England Investment Companies, L.P.
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

-----------------------------------------------------------------
644095 10 1
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (2-92


SCHEDULE 13G
Page 2 of 6 Pages
CUSIP No.  644095 10 1

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	JV Investments, Inc.
	IRS No.:  94-2905845
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/  /
(b)/  /
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3	SEC USE ONLY
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4	CITIZENSHIP OR PLACE OF ORGANIZATION
	California
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NUMBER OF 		5	SOLE VOTING POWER
SHARES			677,500 units
BENEFICIALLY		-------------------------------------------
OWNED BY		6	SHARED VOTING POWER
EACH				      -0-
REPORTING			-------------------------------------------
PERSON		7	SOLE DISPOSITIVE POWER
WITH				677,500 units
				-------------------------------------------
			8	SHARED DISPOSITIVE POWER
				      -0-
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9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	677,500 units
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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES* / X /
See Rider A
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.90%
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12	TYPE OF REPORTING PERSON*
	CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13G
Page 3 of 6 Pages
CUSIP No.  644095 10 1

ITEM 1.

	(a)	The name of the issuer is New England Investment
Companies, L.P.

	(b)	The principal executive office of New England
Investment Companies, L.P. is 399 Boylston Street, Boston, MA
02116.

ITEM 2.

	(a)	The name of the person filing this statement is JV
Investments, Inc.

	(b)	The principal business office of JV Investments, Inc.
is located at 1999 Harrison Street, Suite 700, Oakland, CA
94612.

	(c)	JV Investments, Inc. is a California corporation.

	(d)	This statement relates to Units of Limited Partnership
Interest of New England Investment Companies, L.P.

	(e)	The CUSIP number is 644095 10 1.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.



SCHEDULE 13G
Page 4 of 6 Pages
CUSIP No.  644095 10 1

ITEM 4.  OWNERSHIP

	(a)	JV Investments, Inc. beneficially owns 677,500 units.

	(b)	JV Investments, Inc. beneficially owns 9.90% of the
units.

	(c)	(i)	JV Investments, Inc. has the sole power to vote
or to direct the vote of 677,500 units.

	(d)	(ii)	JV Investments, Inc. has the shared power to vote
or to direct the vote of -0- units.

	(e)	(iii)	JV Investments, Inc. has the sole power to
dispose or to direct the disposition of 677,500 units.

	(f)	(iv)	JV Investments, Inc. has the shared power to
dispose or to direct the disposition of -0- units.

All units reported on are units which the filing person may acquire in the future through the exchange of an equal number of limited partnership units of an affiliated private partnership, NEIC Operating Partnership, L.P. ("NEICOP"). Insofar as the managing general partner of NEICOP has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of NEICOP, the filing person may not be the "beneficial owner" of the above units of Issuer within the meaning of Rule 13-3(d)(l)(I), and this schedule shall not be construed as an admission that the Reporting Person is such a "beneficial owner". See Rider B.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following  /   /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON

Not applicable

SCHEDULE 13G
Page 5 of 6 Pages
CUSIP No.  644095 10 1

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1998

JV Investments, Inc.


By:  ______________________________

        Glenn C. Voyles, Chairman

SCHEDULE 13G
Page 6 of 6 Pages
CUSIP No.  644095 10 1

Rider A

Excludes 1,583,505 Units of Limited Partnership Interest that may be acquired upon the permitted exercise of exchange rights with respect to Units of Limited Partnership Interest of NEIC
Operating Partnership, L.P. that may not be exercised within 60 days.

Rider B

Excludes 1,583,505 Units of Limited Partnership Interest that may be acquired upon the permitted exercise of exchange rights with respect to Units of Limited Partnership Interest of NEICOP that may not be exercised within 60 days.